Filed pursuant to Rule 433
Registration Statement No. 333-158199-10

Callable Yield Notes (CYNs)

Callable Yield Notes offer income, plus return of principal if the underlying remains within the specified range at all times during the observation period.

Underlyings:

The notes can be linked to the following asset classes:

  Indices
  Baskets
  Single Stocks
  Commodities

Overview

Callable Yield Notes allow investors to receive interest payments, regardless of the movements in the underlying. The CYNs will return the principal amount if the underlying does not reach or breach the Knock-In Level at any time during the life of the trade. Otherwise, investors may receive less than 100% of the principal amount relative to the percentage change of the underlying. Furthermore, the Issuer has the right to call the CYNs. If the CYNs are called, investors will receive 100% of the principal amount plus any accrued but unpaid interest.

Upside

Callable Yield Notes provide high yield if the notes are called prior to maturity on one of the specified call dates, or if held to maturity and the underlying has not breached the specified Knock-In Level.

Downside

If the notes are not called prior to maturity, the notes are not principal protected and if the Knock-In Level is breached, adverse performance of the underlying could result in a loss of principal.

Risks

  Principal Risk – The notes are not principal protected, which means investors should be able to risk downside loss.
  Liquidity or Market Risk – The notes will not be listed on any stock exchange. Callable Yield Notes are intended for investors who plan to hold the notes until maturity. Holders choosing to sell the notes prior to maturity may receive an amount less than the amount such holder would have received if the Callable Yield Notes were held to maturity. Credit Suisse intends to maintain a secondary market in the notes, although it is not required to do so and may stop making a market at any time.
  Credit Risk – Investors are assuming the credit risk of the issuer.
  No Dividends – Investors do not receive any dividends associated with owning the underlying.
  Call Risk – The notes may be called by Credit Suisse on any interest payment date.

Callable Yield Notes Sample Terms*
Underlying:	S&P 500 Index (SPX), Russell 2000 Index (RTY), Eurostoxx 50 Index (SX5E)
Maturity:	1 Year
Knock-in Level:	75% of the initial level
Callable:	Quarterly, Credit Suisse has the right to call the note at par plus accrued interest
Coupon Rate:	12.00% per annum, payable quarterly
Downside Risk:	If Knock-out occurs, investor is exposed to 1% loss for every 1% decline in the least performing index at maturity
* Sample terms will vary

Any tax statement herein regarding any US Federal Tax is not intended or written to be used and cannot be used, by any taxpayer for the purpose of avoiding any penalties. Any such statement herein was written to support the marketing or promotion of the transaction(s) or matter(s) to which the statement relates.

This document is not directed to, or intended for distribution to or use by, any person or entity who is a citizen or resident of or located in any locality, state, country or other jurisdiction outside the United States where such distribution, publication, availability or use would be contrary to law or regulation or which would subject Credit Suisse or its subsidiaries or affiliates (collectively "Credit Suisse") to any registration or licensing requirement within such jurisdiction.

Nothing in this document constitutes investment, legal, accounting or tax advice or a representation that any investment strategy or service is suitable or appropriate to your individual circumstances.

Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Credit Suisse has filed with the SEC for more complete information about Credit Suisse and to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the prospectus if you so request by calling toll-free 1 (800) 221-1037.

Callable Yield Notes are a registered trademark of Credit Suisse and its affiliates.

Copyright ©2008 CREDIT SUISSE and/or its affiliates.

Redemption Amount at Maturity

Provided that the Note has not been called, and no index has traded below the Knock-In Level: Principal + Accrued Interest

Provided that the Note has not been called, and one or more index has traded below Knock-In Level: Principal times the sum of 1 plus the percentage change from the initial level to the final level of the least performing index, subject to a maximum of 0, plus accrued interest

Hypothetical Redemption Amount*

Table 1: This table represents the hypothetical redemption amount at maturity and the total payment over the hypothetical 1 year term of the notes on a $1,000 investment if a Knock-In Event does not occur, assuming that the notes have not been redeemed prior to maturity:

Principal Amount of the Notes	Lowest Performing Reference Index Return	Redemption Amount (Knock-in Event does not occur*)	Total Interest Payment on the Notes	Total Payment

$1,000	50%	$1,000	$120	$1,120

$1,000	40%	$1,000	$120	$1,120

$1,000	30%	$1,000	$120	$1,120

$1,000	20%	$1,000	$120	$1,120

$1,000	10%	$1,000	$120	$1,120

$1,000	0%	$1,000	$120	$1,120

$1,000	-10%	$1,000	$120	$1,120

$1,000	-20%	$1,000	$120	$1,120

$1,000	-30%	$1,000	$120	$1,120

$1,000	-40%	N/A	N/A	N/A

$1,000	-50%	N/A	N/A	N/A

Table 2: This table represents the hypothetical redemption amount at maturity and the total payment over the term of the notes on a $1,000 investment if a Knock-In Event does occur, assuming that the notes have not been redeemed prior to maturity:

Principal Amount of the Notes	Lowest Performing Reference Index Return	Redemption Amount (Knock-in Event occurs*)	Total Interest Payment on the Notes	Total Payment

$1,000	50%	$1,000	$120	$1,120

$1,000	40%	$1,000	$120	$1,120

$1,000	30%	$1,000	$120	$1,120

$1,000	20%	$1,000	$120	$1,120

$1,000	10%	$1,000	$120	$1,120

$1,000	0%	$1,000	$120	$1,120

$1,000	-10%	$900	$120	$1,020

$1,000	-20%	$800	$120	$920

$1,000	-30%	$700	$120	$820

$1,000	-40%	$600	$120	$720

$1,000	-50%	$500	$120	$620

*The examples shown are for illustrative purposes only. The actual return will depend on the terms set forth in the applicable Callable Yield Notes pricing supplement.

Customization

There are many different ways to structure Callable Yield Notes. An investor can modify the knock-in buffer, maturity, indices, underlyings, and coupon rate. For example, in exchange for less protection on the downside, the coupon can be increased to amplify the potential return.